Exhibit (a)(11)

Delisa Davis

RH Strategic Communications for Digimarc

202-585-0210

ddavis@rhstrategic.com

FOR IMMEDIATE RELEASE

Digimarc Comments to Shareholders Concerning Acquisition of Its ID Systems Business By L-1 Identity Solutions

Beaverton, Ore. – July 6, 2008 – Noting the commencement on July 3 of a tender offer by L-1 Identity Solutions, Inc. (NYSE: ID) for all of Digimarc Corporation’s outstanding common stock which will result in the acquisition of Digimarc’s ID Systems business (NASDAQ: DMRC), Digimarc is issuing the following statement to assist its shareholders in evaluating the tender offer and the other transactions contemplated by its agreement with L-1.  According to Digimarc, there are three primary components of share value resulting from the transactions contemplated by the agreement with L-1, including:

•                  Cash from L-1.  An aggregate of $310 million in cash consideration from L-1 pursuant to the tender offer launched on July 3, plus

•                  Cash from Digimarc.  Cash estimated to be in the range of $50 million to be contributed by Digimarc into the newly formed company that will operate our Digital Watermarking business (referred to as “DMRC Corporation” in the tender offer documents) that will be spun off prior to completion of the tender offer, plus

•                  The value of DMRC Corporation.  Enterprise Value (“EV”), net of cash, of the spin off of our Digital Watermarking Business.

The Cash from Digimarc will not be distributed directly to shareholders, but will be contributed to DMRC Corporation in the spin off to provide working capital for the new business.  The contributed cash will include cash from Digimarc’s operations and from stock option exercises prior to the completion of the tender offer, net of transaction costs and related expenses.

The tender offer from L-1 assumes approximately 26 million shares outstanding at the completion of the tender offer.  The price per share will be adjusted prior to completion of the tender offer to more accurately reflect the final shares outstanding.  Assuming approximately 26 million fully-diluted shares outstanding (including 3,862,000 shares assumed to be issued upon exercise of stock options), shareholders will receive $11.90 per share cash from L-1 and pro rata equity ownership in DMRC Corporation based on their percentage ownership in Digimarc Corporation.

The value received for shares of DMRC Corporation includes:

•                  its initial cash balance estimated at approximately $50 million, and

•                  the EV of DMRC Corporation, which will ultimately be determined by its trading value when it becomes an independent publicly traded company after the spin off.

In estimating the EV of DMRC Corporation prior to the spin off, we recommend that investors review the recently filed Form10 registration statement for DMRC Corporation for historical financial information concerning the business being spun off.  Digimarc has previously provided financial guidance projecting 2008 revenues in excess of $18 million for its Digital Watermarking business, which is the business being spun off.  The new company is expected to have a strong cash position, no debt, and is expected to be profitable in its first full year of operations.  Digimarc management intends to host a webcast to discuss strategy and prospects for the new business prior to completion of the tender offer.  The date for the webcast will be published soon.

In estimating the value per share of Digimarc shares prior to completion of the tender offer, please note that the actual share count at completion of the offer will vary based on the number of options exercised and the manner of exercises.  Shares may be exercised through various conventional approaches that yield different share counts at completion of the offer.  Regardless of the manner of exercise selected by employees, Digimarc anticipates that the aggregate value (cash from L-1 plus cash from Digimarc plus EV of DMRC Corporation) will not vary much on a per-share basis across possible share count scenarios because, generally speaking, many of the in-the-money options have relatively small differences between strike price and the likely range of aggregate value per share.  As options with small marginal value are exercised, a roughly equivalent amount of cash to exercise them would flow through Digimarc to DMRC Corporation in the spin-off, increasing the value of DMRC Corporation shares that our shareholders will receive in the spin-off.

Digimarc’s board of directors has unanimously approved the agreement with L-1 and the transactions contemplated thereby, including the spin-off, tender offer, and merger; and recommends that the shareholders of Digimarc tender their shares pursuant to the tender offer.  Certain executive officers and directors of Digimarc, including Chief Executive Officer Bruce Davis, have agreed to tender their shares pursuant to the tender offer.

About Digimarc Corporation

Digimarc Corporation (NASDAQ:DMRC), based in Beaverton, Oregon, is a leading supplier of secure identity and media management solutions. Digimarc provides products and services that enable the annual production of more than 60 million personal identification documents, including ID solutions for more than 25 countries. Digimarc’s digital watermarking technology provides a persistent digital identity for various media content and is used to enhance the security of financial documents, identity documents and digital images, and support other media rights management applications.

Digimarc has an extensive intellectual property portfolio, with more than 360 issued U.S. patents with more than 7,500 claims, and more than 500 pending U.S. and foreign patent applications in digital watermarking, personal identification and related technologies. The Company is headquartered in Beaverton, Oregon, with other U.S. offices in Burlington, Massachusetts; Fort Wayne, Indiana; and the Washington DC area; and international offices in London and Mexico. Please go to www.digimarc.com for more company information.

Securities Safe Harbor

With the exception of historical information contained in this release, the matters described herein contain certain “forward-looking statements” that are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, particularly those statements regarding the value to our shareholders of the L-1 transaction and the proposed spin-off, the estimated operating results of DMRC Corporation and others preceded by the words “believes,” “expects,” “estimates,” “anticipates,” “will” or words of similar import are statements of management’s opinion. These statements are subject to certain assumptions, risks, uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied from the statements herein or from historical results, due to changes in economic, business, competitive, technological and/or regulatory factors.  For instance, although Digimarc and L-1 have signed an agreement for Digimarc to spin off its digital watermarking business, for L-1 to commence and complete a tender offer for shares of Digimarc common stock, and for a subsidiary of L-1 to merge with and into Digimarc, there is no assurance that the proposed spin-off, tender offer or merger will be completed in a timely manner or at all.  The proposed offer and merger may not occur if the conditions to completing such transactions are not satisfied.  In addition, our current estimates of shares to be issued on exercise of stock options and cash to be generated from our operations and contributed to DMRC Corporation prior to the spin-off are based upon certain assumptions and are likely to change over time.  More detailed information about risk factors that may affect actual results is set forth in filings by Digimarc with the Securities and Exchange Commission (“SEC”) on Forms 10-K and 10-Q, including but not limited to those described in the Company’s Form 10-K for the year ended December 31, 2007 in Part II, Item 7 thereof (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”) under the captions “Liquidity and Capital Resources” and “Factors Affecting Forward Looking Statements” and in Part II, Item 9A thereof (“Controls and Procedures”). In addition, more detailed information about DMRC Corporation, including risk factors that may affect actual results, is set forth in a registration statement on Form 10 filed by DMRC Corporation with the Securities and Exchange Commission on June 23, 2008. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date of this release.  Except as required by law, we undertake no obligation to publicly update or review any forward-looking statements to reflect events or circumstances that may arise after the date of this release.

Important Additional Information

The disclosure contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer by L-1 is being made pursuant to a tender offer statement and related materials.  Digimarc stockholders are advised to read the tender offer statement and related materials filed by L-1 with the SEC.  The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) filed by L-1 with the SEC and the solicitation/recommendation statement filed by Digimarc with the SEC contain important information which should be read carefully before any decision is made with respect to the tender offer.  The tender offer statement and the solicitation/recommendation statement will be mailed to all Digimarc stockholders of record.

The tender offer statement and related materials may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling (212) 750-5833, and may also be obtained at no charge at www.l1id.com and www.digimarc.com and the website maintained by the SEC at http://www.sec.gov.

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